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                               June 10, 2021

       Stephen J. Antol
       Chief Financial Officer
       Santa Fe Gold Corporation
       3544 Rio Grande Boulevard, N.W.
       Albuquerque, NM 87107

                                                        Re: Santa Fe Gold
Corporation
                                                            Registration
Statement on Form 10-12g
                                                            Filed May 14, 2021
                                                            File No. 000-20430

       Dear Mr. Antol:

              We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

            After reviewing your response and any amendment you may file in response to these comments, we may have additional comments.

       Form 10-12g filed May 14, 2021

       Business
       Company Subsidiaries, Operations and Properties
       Mineral Acquisitions, LLC, page 6

   1. We note your disclosure of the arrangement to acquire certain mining claims and associated rights and
interests in New Mexico. You explain that you have agreed to pay
                                                        $2,500,000 for the
Billali Mine and $7,500,000 for the Jim Crow Imperial Mine, although you also explain that
as of the date of filing your registration statement, you have paid just
                                                        $675,000 on the $10
million obligation and are in default on payments aggregating
                                                        $50,000.

                                                        You state that "Title
and all rights and interest in the properties will be conveyed under the agreements upon
completion of the payments of the purchase prices of the properties." We
 Stephen J. Antol
FirstName  LastNameStephen
Santa Fe Gold Corporation J. Antol
Comapany
June       NameSanta Fe Gold Corporation
     10, 2021
June 10,
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FirstName LastName
         also see that you have disclosure on page F-38 indicating you have subsequently determined that the agreement is a lease. Given the foregoing, we understand that you have not obtained ownership of the properties.

         Please expand your disclosures about these properties under this heading and elsewhere in the filing to clarify the status of your interests and to discuss the implications of being in default on your payment obligations. For example, discuss the rights of the seller to cancel the agreements and to retain the amounts you have paid, and any provisions governing the timeframe under which you may be entitled to cure events of default.
Item 3. Properties, page 34

2. We note that you present mineral property disclosures based on Industry Guide 7. Please note that you will need to include the mineral property disclosures that are required under
         Items 1300 to 1305 of Regulation S-K if your filing is not effective prior to July 1, 2021.

         Please refer to the Answer to Question 155.03 of our Compliance and Disclosure
         Interpretations (C&DIs) for Regulation S-K, if you require further clarification or guidance regarding compliance dates. This C&DI may be viewed on our website at the following address:
https://www.sec.gov/divisions/corpfin/guidance/regs-kinterp.htm.
3. Please revise the first sentence of the second paragraph on page 34 to more clearly express the number of unpatented claims, without the various references to patented claims, which are described separately in the first paragraph. Please also revise disclosures throughout your filing as necessary to resolve inconsistencies concerning the number of claims on your properties. For example, on page 34 you state that you have eight patented claims related to the Jim Crow Imperial Mine, while on page 35 you reference seven patented claims for this mine. Additionally, on page 34 you state that you have eighty-nine unpatented claims for the Alhambra property, while on pages 42 and 43 you list eighty-
         two unpatented claims for this property. Please also expand your disclosures as necessary to include the total acreage for each property.
Certain Relationships and Related Transactions, page 48

4. We note your disclosure that since July 2019, Nataliia Mueller, wife of Mr. Mueller, has been paid an annual wage of $60,000 as an assistant to the CFO. Please confirm if Mrs.
         Mueller continues in the role of assistant to the CFO and at that same wage now that your
         CFO is Mr. Antol.
Summary Compensation Table, page 48

5. Please revise your tabular information to include Mr. Adair's compensation for the period ended June 30, 2020 as recited in the Director's Agreement in Exhibit
10.8. Refer to Item
         402(r)(2) of Regulation S-K.
FInancial Statements and Exhibits, page 53
 Stephen J. Antol
FirstName  LastNameStephen
Santa Fe Gold Corporation J. Antol
Comapany
June       NameSanta Fe Gold Corporation
     10, 2021
June 10,
Page 3 2021 Page 3
FirstName LastName

6. Please file all of the exhibits required to comply with Item 601(b)(10) of Regulation S-K.
         For example, it appears that you should file the August 2017 Stock Purchase Agreement
         covering your acquisition of Bullard   s Peak Corporation and the
related patented and
         unpatented claims in the Black Hawk district of New Mexico, under which you have granted a 2% net smelter return in perpetuity on all patented and unpatented claims, as mentioned on page 5.
Annual Financial Statements
Note 16 - Summary of Gain on Debt Extinguishment, page F-22

7. We understand from your disclosures under this heading and the corresponding details in
         Notes 6 and 7 that you derecognized liabilities amounting to $12,507,540 during your
         2019 fiscal year based on the opinion of legal counsel that you have no outstanding obligation under two "finance facilities" due to a statute of limitations in British
         Columbia, Canada. Please expand your disclosure to identify legal counsel rendering the opinion and to clarify the scope of the opinion.

         For example, indicate if in rendering the opinion, legal counsel expresses a view about whether the circumstances, with regard to the statute of limitations, constitute a
         "judicial release" from liability, as would ordinarily be required to support derecognition pursuant to FASB ASC 405-20-40-1(b), and whether British Columbia is the only jurisdiction governing enforceability of the agreements. If the opinion does not address the criteria utilized in the accounting guidance or exclusive jurisdiction, tell us how you propose to support the accounting that you have applied in removing the liabilities from your financial reports.

         Please submit the legal opinion as supplemental material for our review, along with the agreements covered by the opinion as referenced on pages F-14 and F-15, i.e. the Bridge
         Loan Agreement with Tyhee Gold Corp., Gold Stream Agreement with Sandstorm, and
         Commodity Supply Agreement.
8. We note your disclosure under Risk Factors on page 17 explaining that $20 million of indebtedness outstanding on senior notes and unsecured claims were reinstated after the dismissal of your bankruptcy petition in June 2016 because you did not provide a plan of reorganization.

         However, you explain that a significant portion of these liabilities were subsequently written off because they "became time barred from collection by virtue of the 2-year limitation period imposed by statute of limitations for the Provence of British
         Columbia...," based on a legal opinion that you received.

         Tell us the total amount of liabilities that you have written off based on this rationale, and for those that are incremental to the amounts listed in Note 16 on page F-22, provide us with details including descriptions and dates of the agreements, and the amounts and
 Stephen J. Antol
Santa Fe Gold Corporation
June 10, 2021
Page 4
      periods reflecting your recognition of gains.

      Please also clarify whether the same legal counsel rendered the legal opinions for all such liabilities derecognized.
Interim Financial Statements, page F-26

9. Please revise your filing to include updated interim financial statements and related disclosures through March 31, 2021 to comply with Rule 8-08 of Regulation S-X.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        You may contact Mark Wojciechowski, Staff Accountant, at (202) 551-3759 or Karl
Hiller, Accounting Branch Chief, at (202) 551-3686 if you have questions regarding comments on the financial statements and related matters. For questions regarding engineering comments, you may contact John Coleman, Mining Engineer, at (202) 551-3610. Please contact Liz
Packebusch, Staff Attorney, at (202) 551-8749 or Kevin Dougherty, Staff Attorney, at (202) 551-
3271 with any other questions.



                                                            Sincerely,
FirstName LastNameStephen J. Antol
                                                            Division of
Corporation Finance
Comapany NameSanta Fe Gold Corporation
                                                            Office of Energy &
Transportation
June 10, 2021 Page 4
cc:       Peder K. Davisson
FirstName LastName